AREPA ZONE LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	2,577,433.09
Cost of Goods Sold	1,118,355.46
Gross Profit	1,459,077.63
Expense	
51000 · Expenses	
Donation	1,317.00
51100 · Payroll Expenses	
51104 · Incentives	4,729.09
51105 · Payroll Expense Audi Field	7,416.81
51107 · Recruiting Expense	179.55
51100 · Payroll Expenses - Other	1,056,557.17
Total 51100 · Payroll Expenses	1,068,882.62
51500 · Repairs & Maintenance	
51501 · Truck Expenses	
52101 · Repairs & Maintenance	31.77
Total 51501 · Truck Expenses	31.77
51505 · Repairs and Maintenance Others	3,875.00
51500 · Repairs & Maintenance - Other	32,228.47
Total 51500 · Repairs & Maintenance	36,135.24
51600 · -Administrative & General	
51601 · Professional Fees	8,483.76
51602 · Office Expenses & Supplies	
59103 · Office Supplies	275.23
51602 · Office Expenses & Supplies - Other	5,275.88
Total 51602 · Office Expenses & Supplies	5,551.11
51603 · Dues and Subscriptions	6,225.50
51605 · Insurance Expense	38,999.30
51606 · Postage & Delivery	52.60
51607 · Telephone Expense	
Union Market	199.84
51607 · Telephone Expense - Other	7,119.13
Total 51607 · Telephone Expense	7,318.97

AREPA ZONE LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
51608 · Computer and Internet Expenses	
59801 · Internet Expense	2,755.59
59802 · Sofware	1,095.00
51608 · Computer and Internet Expenses - Other	23,002.05
Total 51608 · Computer and Internet Expenses	26,852.64
51609 · Training	4,042.75
51610 · Cleaning Supplies	988.36
51611 · Meals & Entertainment	1,846.22
51612 · Parking & Toll	526.08
51613 · Licenses & Permits	7,208.92
51614 · Uniforms	8,553.85
51615 · Traveling	2,947.26
51616 · Services	19.95
Total 51600 · -Administrative & General	119,617.27
51700 · Other Income & Expenses	
51702 · Interest Expense	31,403.49
51703 · Bank Charges	537.71
51704 · Charges Fee other	19,733.25
51705 · Others Income	-495,464.83
51706 · Miscellaneous Expenses	2,327.68
71709 · Income Free-Tax	-596,680.08
51700 · Other Income & Expenses - Other	122.62
Total 51700 · Other Income & Expenses	-1,038,020.16
59400 · Expendable Equip. & Tools	14,505.65
60100 · Interest & Non-Operating Exp.	
60101 · Fines & Penalties	1,383.29
Total 60100 · Interest & Non-Operating Exp.	1,383.29
69100 · Income Taxes	
69102 · State Income Tax	2,497.65
Total 69100 · Income Taxes	2,497.65
Total 51000 · Expenses	206,318.56
51200 · Marketing	
51201 · Advertising and Promotion	2,174.05
51200 · Marketing - Other	4,069.36
Total 51200 · Marketing	6,243.41

AREPA ZONE LLC

Profit & Loss

January through December 2021

	Jan - Dec 21
51300 · Utilities	
51301 · Electricity	42,385.22
51302 · Gas	13,763.34
51303 · Water	3,898.01
51304 · Trash Removal	4,295.72
Total 51300 · Utilities	64,342.29
51400 · Occupancy Costs & other Rent	
51401 · Rent Expense	307,251.91
Total 51400 · Occupancy Costs & other Rent	307,251.91
51617 · Shipping	12,775.79
69800 · Uncategorized Expenses	0.00
Total Expense	596,931.96
Net Ordinary Income	862,145.67
Net Income	**862,145.67**

AREPA ZONE LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	93,199.77
Accounts Receivable	5,872.21
Other Current Assets	
Account Receivable Others AN	628.43
Accounts Receivable Other WM	10,498.29
13999 · Construction in Progress	459,035.00
19400 · Investment / Long-term receivab	219,814.30
2120 · Payroll Asset	999.90
Total Other Current Assets	690,975.92
Total Current Assets	790,047.90
Fixed Assets	
14000 · Vehicles	150,902.14
15000 · Furniture and Fixtures	2,061.22
15500 · Leasehold Improvements	876,493.41
16000 · Equipment	281,060.57
16500 · Data Processing Equip.& Softwa	9,286.84
17000 · Accumulated Depreciation	-152,095.00
Total Fixed Assets	1,194,976.18
Other Assets	
18000 · Security Deposits Asset	34,120.83
Total Other Assets	34,120.83
TOTAL ASSETS	**1,991,877.91**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	387,838.59
Credit Cards	8,615.48
Other Current Liabilities	68,601.14
Total Current Liabilities	465,055.21

AREPA ZONE LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
Long Term Liabilities	
27000 · Loan from LEDC	26,666.68
27101 · Delia Garcia / Victoria Garcia	33,000.00
27104 · Loan City First Enterprises Inc	47,454.83
27105 · Loan TD Bank	55,397.22
27108 · Economic Injury Disaster Loan	491,927.55
27110 · Account Payable Fair Oaks Motor	52,305.51
27111 · Marlin Capital Solution	58,936.53
27112 · Loan LEDC 2021	100,000.00
Total Long Term Liabilities	865,688.32
Total Liabilities	1,330,743.53
Equity	661,136.38
TOTAL LIABILITIES & EQUITY	**1,991,877.91**

AREPA ZONE LLC
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	862,145.67
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Net cash provided by Operating Activities	293,448.20
INVESTING ACTIVITIES	
14000 · Vehicles:14003 · Ram Promaster 1500	-60,588.36
15500 · Leasehold Improvements:15501 · Leasehold improvements Kitchen	-3,734.37
16000 · Equipment:16001 · Kitchen Equipment:Removable "LOW HEAD" assembly #	-3,328.13
16000 · Equipment:16001 · Kitchen Equipment:Semi 4/41 RH	Divider/Rounder	-13,653.12
16000 · Equipment:16001 · Kitchen Equipment:Walk-in Cooler NorI-NL2115616	-24,520.00
16000 · Equipment:16001 · Kitchen Equipment:Walk-in Freezer NorI-NL2115625N	-21,975.00
Net cash provided by Investing Activities	-127,798.98
FINANCING ACTIVITIES	
27000 · Loan from LEDC	-15,999.96
27101 · Delia Garcia / Victoria Garcia	-72,000.00
27104 · Loan City First Enterprises Inc	-21,711.86
27105 · Loan TD Bank	-17,099.61
27107 · Square Capital Food Truck	-64,354.18
27108 · Economic Injury Disaster Loan	-7,972.45
27109 · PPP Loan	-212,042.00
27110 · Account Payable Fair Oaks Motor	52,305.51
27111 · Marlin Capital Solution	58,936.53
27112 · Loan LEDC 2021	100,000.00
30300 · Gabriela & Ali - Capital	-159,897.65
Net cash provided by Financing Activities	-359,835.67
Net cash increase for period	-194,186.45
Cash at beginning of period	287,386.22
Cash at end of period	93,199.77